SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 1


                               Intelligroup, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   45816A 10 6
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                                 (CUSIP Number)

                             Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 2, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 45816A 10 6                                  PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ashok Pandey
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[ ]
                                                                        (B)[X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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                7     SOLE VOTING POWER
                      2,362,383
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,362,383
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,362,383
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.0%
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14     TYPE OF REPORTING PERSON (See Instructions)
       IN
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
                                  SCHEDULE 13D

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CUSIP NO. 45816A 10 6                                  PAGE 3 OF 4 PAGES
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INTRODUCTION

            This Amendment No. 1 relates to the Schedule 13D filed by Ashok Pandey (the "Reporting Person") with the Securities and Exchange Commission on April 23, 2002 (the "Schedule 13D"). Items 4, 5, and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            On June 17, 2002, the Reporting Person filed a definitive proxy statement with the Securities and Exchange Commission, which is attached hereto as Exhibit B. The definitive proxy statement is being used to solicit proxies from the Company's shareholders in connection with the Company's 2002 Annual Meeting of Shareholders to elect the six nominees referred to therein. The above description is qualified in its entirety by reference to the definitive proxy statement, which is expressly incorporated by reference herein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Company's Proxy Statement for the 2002 Annual Meeting, as of May 30, 2002, the Company had issued and outstanding 16,630,125 shares of Common Stock. The Reporting Person beneficially owns 2,362,383 shares of Common Stock, which includes options to purchase 300,000 shares of Common Stock which options are exercisable within 60 days of this filing. The Reporting Person is the beneficial owner of 14.0% of Common Stock.

      (b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,362,383 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 2,362,383 shares of Common Stock.

      (c) Within the last 60 days, the Reporting Person did not effect any transactions in the Company's securities except that on July 2, 2002, the Reporting Person purchased 223,300 shares of Common Stock in a private transaction, at $1.55 per share.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit B.  Definitive Proxy Statement of Ashok Pandey, filed with the
            Securities and Exchange Commission on June 17, 2002. (Incorporated herein by reference to the Reporting Person's Definitive Proxy Statement on Form 14A, filed with the Securities and Exchange Commission on June 17, 2002.)

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CUSIP NO. 45816A 10 6                                  PAGE 4 OF 4 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       July 3, 2002.


                                       /s/  Ashok Pandey
                                       ---------------------------
                                            Ashok Pandey